LEHIGH TAX CREDIT PARTNERS L.L.C.
                               625 Madison Avenue
                            New York, New York 10022

                                                               November 10, 1997

                         $725 PER BAC OFFER TO PURCHASE

To BACs holders in Independence Tax Credit Plus L.P. II:

                  Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company (the "Purchaser"), is offering to purchase up to 14,732 of the outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests of Independence Tax Credit Plus L.P. II (the "Partnership") for a cash purchase price of $725 per BAC, net to the seller in cash (the "Purchase Price"), upon the terms and subject to the conditions in the attached Offer to Purchase, dated November 10, 1997, and the related Letter of Transmittal (which together constitute the "Offer"). The Purchase Price will be automatically reduced by $14 per BAC for each month (or part of a month) between December 31, 1997 and the date of transfer for BACs transferred after December 31, 1997. THE PURCHASER AND RELATED INDEPENDENCE ASSOCIATES L.P., THE GENERAL PARTNER OF THE PARTNERSHIP, ARE AFFILIATED.

                  Unless extended by the Purchaser, the Offer will expire at midnight, New York City time, on December 10, 1997. The Offer is not conditioned upon any minimum number of BACs being tendered; however, tenders of less than all BACs owned by a BACs holder that would result in a BACs holder holding less than 5 BACs will not be accepted.

                  The materials included in this package include important information concerning the Purchaser, the terms and conditions to the Offer, tax implications and instructions for tendering your BACs. It is important that you take some time to read carefully the enclosed Offer to Purchase, the Letter of Transmittal and other accompanying materials in order to evaluate the Offer being made by the Purchaser.

                  The Offer is being made to provide BACs holders that have a current or anticipated need or desire for liquidity with an opportunity to sell their BACs. Such BACs holders may feel that their circumstances have changed such that anticipated future allocation of tax credits and tax losses will no longer be beneficial to them.

                  The Purchaser believes that the projected aggregate per BAC benefit from the Offer, together with the benefits received since 1993, total approximately $1,603. Such benefits include $725 (the Purchase Price) plus $393 (representing the Tax Credits allocated through December 15, 1997) plus approximately $81 (representing the tax savings attributable to the use of a capital loss of $15 and an ordinary loss of $225, assuming a tax rate of 20% for capital gain and 36% for ordinary income) plus approximately $426 (representing the assumed return on the reinvestment of the Purchase Price at 5.75% for approximately 12 years, discounted at a rate of 9%) less approximately $22 (representing a recapture of Historic Tax Credits). The projected benefit of $1,603 assumes the BACs holder acquired the BACs pursuant to the original offering and such BACs holder did not utilize any passive losses. The projected benefit may be more or less depending on, among other things, a tendering BACs holder's tax rate and the return a tendering BACs holder may earn upon investing the Purchase Price.

                  The Purchaser believes that such aggregate projected benefit compares favorably with the potential benefits to a BACs holder who remains in the Partnership (together with the benefits received since 1993), continuing to receive Tax Credits, and assuming a return of the present value of the original investment of

$1,000 as, and if, the 15 properties owned by the Local Partnerships in which the Partnership has an interest are sold for amounts in excess of the then existing indebtedness and other liabilities. The aggregate of such potential benefits is estimated by the Purchaser to be approximately $1,587, which include $393 (the Tax Credits allocated through December 15, 1997) plus $907 (the present value at 9% of the remaining Tax Credits to be allocated over the remaining compliance period) plus approximately $287 (the present value at 9% of a BACs holder's original $1,000 investment, returned ratably over the 4 years following the end of the compliance period and assuming a discount rate of 9%). There can, however, be no assurance that these benefits will be realized. Neither the General Partner of the Partnership nor the Purchaser is making any representation, and there can be no assurance, that any or all of the properties owned by the Local Partnerships in which the Partnership has an interest will be sold and, if sold, will result in distributable cash sufficient to return any of a BACs holder's original investment.


         Possible tax consequences to tendering BACs holders:

                  Tendering BACs holders who have not utilized passive losses: A BACs holder who sells his or her BACs pursuant to this Offer will receive $725 of proceeds per BAC that may result in a tax loss of approximately $240 per BAC, which loss could be available to reduce income from other sources.

                  Tendering BACs holders who have utilized passive losses: An individual BACs holder who sells his or her BACs pursuant to this Offer, who acquired BACs pursuant to the original offering of BACs by the Partnership and who has utilized all of his passive losses is expected to recognize a tax loss of approximately $15 per BAC.

                  You must decide whether to tender your BACs based on your own particular circumstances. YOU SHOULD CONSULT WITH YOUR ADVISORS ABOUT THE FINANCIAL, TAX, LEGAL AND OTHER IMPLICATIONS TO YOU OF ACCEPTING THE OFFER.

                  If you desire additional information regarding the Offer or need assistance in tendering your BACs, please do not hesitate to call The Herman Group, Inc., which is acting as Information Agent/Depositary for the Offer, at (800) 532-5664. Informed and courteous agents are available to assist you.

                             THE HERMAN GROUP, INC.
                       2121 San Jacinto Street, 26th Floor
                               Dallas, Texas 75201
                          Facsimile No. (214) 999-9323
                       For information call 1-800-532-5664


                                               LEHIGH TAX CREDIT PARTNERS L.L.C.